Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED AUGUST 5, 2020
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020, Supplement No. 2 dated May 21, 2020, Supplement No. 3 dated June 2, 2020 and Supplement No. 4 dated July 8, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of July 2020; and
•updates on the impact of COVID-19 on our operations.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T and Class D shares of our common stock on each business day for the month of July 2020. There were no Class N, Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*
July 1, 2020	$14.06	$14.14	$14.09	$14.12
July 2, 2020	$14.05	$14.13	$14.09	$14.12
July 6, 2020	$14.05	$14.13	$14.08	$14.11
July 7, 2020	$14.02	$14.10	$14.06	$14.09
July 8, 2020	$14.02	$14.11	$14.06	$14.09
July 9, 2020	$14.02	$14.10	$14.05	$14.08
July 10, 2020	$14.02	$14.10	$14.05	$14.08
July 13, 2020	$14.00	$14.08	$14.04	$14.07
July 14, 2020	$14.01	$14.09	$14.05	$14.08
July 15, 2020	$14.02	$14.10	$14.05	$14.08
July 16, 2020	$14.00	$14.08	$14.04	$14.07
July 17, 2020	$14.02	$14.10	$14.06	$14.09
July 20, 2020	$14.01	$14.09	$14.04	$14.07
July 21, 2020	$14.01	$14.09	$14.04	$14.07
July 22, 2020	$14.04	$14.12	$14.07	$14.10
July 23, 2020	$14.03	$14.11	$14.07	$14.10
July 24, 2020	$14.03	$14.11	$14.06	$14.09
July 27, 2020	$14.04	$14.12	$14.07	$14.10
July 28, 2020	$14.06	$14.14	$14.09	$14.12
July 29, 2020	$14.08	$14.16	$14.12	$14.15
July 30, 2020	$14.08	$14.16	$14.12	$14.15
July 31, 2020	$14.08	$14.16	$14.12	$14.15
*Class D shares are currently being offered pursuant to a private placement offering.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. As a daily valued NAV REIT, we are closely monitoring the impact of the coronavirus pandemic on our investments. During July 2020, our NAV per share increased approximately 0.4% for each share class. This increase was primarily a result of the 6% increase in the value of our real estate equity securities portfolio during the month while our property portfolio held steady.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of most of our properties have been adjusted downward since late March 2020 as determined by our independent valuation advisor or other independent appraisers. These valuation changes were driven by changing property cash flows based on our collections, increased projected credit losses, extended lease-up times for currently vacant spaces, increased discount rates and reduced market rent growth rates. Offsetting these declines, two of our properties increased in value during June due to further revisions to market rents and discount rates based on recent activity at the properties or in the local market. During July 2020, two of our properties were adjusted upward in value slightly due to leasing activity or improved collections. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely expected to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

As the economy progresses through the phased re-opening, we have continued to seek and collect unpaid rents. Updated collection information for each of April through June 2020 is presented below, along with collection information for July 2020.

For our entire property portfolio, we collected approximately 94% of our contractual rental revenues for the month of April 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 100% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 79% collected
•Apartment – 100% occupied and 99% collected

For our entire property portfolio, we collected approximately 92% of our contractual rental revenues for the month of May 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 78% collected
•Apartment – 100% occupied and 98% collected

For our entire property portfolio, we collected approximately 98% of our contractual rental revenues for the month of June 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 97% collected
•Apartment – 100% occupied and 99% collected

For our entire property portfolio, we collected approximately 98% of our contractual rental revenues for the month of July 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 97% collected
•Apartment – 100% occupied and 97% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of July 31, 2020 our weighted average remaining lease term for our commercial properties was 5.1 years. Our apartment property is a student housing property located just off the University of Georgia campus in Athens, Georgia. As of July 31, 2020, this asset was 100% leased for the school year beginning in August 2020, and at higher average rents than those currently in place. We obtain parental guarantees on each student lease. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. Through July 31, 2020, we entered into agreements with four of our tenants that included deferral of rent amounting to approximately 1.0% of the annual contractual rent for the entire property portfolio. Such deferred rent is scheduled to be fully paid within the next 12 months.